Exhibit 99.3

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                                  NEWS RELEASE


For media information
Neil McGlone                            Jack Finney
Michael A. Burns & Associates           Retalix USA.
+1-214-521-8596                         +1-215-953-5889
nmcglone@mbapr.com                      jack.finney@retalix.com


             Jamaica's National Meats and Food Distributors Selects

           Retalix Solutions to Streamline Systems, Drive Growth Plans

DALLAS - March 19, 2007 - Retalix(R) (Nasdaq: RTLX), a global provider of enterprise-wide software solutions for food distributors and retailers, today announced that Jamaica-based National Meats and Food Distributors Ltd., has selected Retalix Power Enterprise(TM) Advanced Edition, a fully integrated enterprise-wide software solution, purpose-built for the wholesale distribution industry.

     "Our investment in Retalix technology will eliminate current standalone systems and manual processes that cannot sustain the steep growth path we've envisioned," said David Phillips, owner and managing director, National Meats & Food Distributors Ltd. "In addition to growing within the refrigerated foods sectors, we'll be adding dry goods in 2007. We expect to increase efficiency in all aspects of management and operations and surge ahead to the forefront of service offerings in the sales and distribution of refrigerated, frozen and dry goods in Jamaica."

         "Retalix Power Enterprise is a comprehensive solution that enables National Meats to support their rapid growth plans," said Ray Carlin, executive vice president, Retalix USA. "Our ability to span the enterprise with an integrated product will help National Meats simplify processes and realize greater returns faster."

     Retalix Power Enterprise is a synchronized software suite that enables distributors to streamline virtually all aspects of sales and distribution management. A sampling of key modules that National Meats is using includes:

o        Retalix Power Buy - for purchasing and advanced demand planning;

o        Retalix Vendor Portal - for supplier self service;

o Retalix Power PDA - Delivery Automation - for improved delivery precision

o        Retalix Power Warehouse - for warehouse automation;

o        Retalix Power Net - for customer self-service;

o        Retalix Power Sell - for sales automation

      The rollout is scheduled to begin this month and will be completed by October 2007.

     About National Meats and Food Distributors Limited

     National Meats and Food Distributors Ltd. (NMFD) is the leader in Jamaica for the sales and distribution of refrigerated and frozen food products, including seafood, poultry, meats, dairy products, vegetables and pastas to the hotel industry, supermarkets, wholesalers, restaurants and institutions. National Meats intends to introduce distribution of dry goods in 2007.

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors. With more than 42,000 sites installed across 51 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, foodservice operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com.

     Retalix is a registered trademark of Retalix Ltd. in the United States and/or other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2005, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


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